FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Q3 2013 Earnings Presentation.

2

3 rd Quarter 2013 Earnings Webcast November 6, 2013

Disclaimer

Safe harbor statement under the US Private Securities Litigation Reform Act of 1995.
This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.
These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange
YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements.
Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the
fiscal year ended December 31, 2012 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.
rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.
this document may not occur.
Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

Agenda Q3 2013 Results 1 Financial Situation 2 Summary 3 3

Revenues of ARS 24.2 bn (+39.5% vs. Q3 2012)
Crude oil production 235.1 Kbbl/d (+2.5%)
Natural gas production 35.6 Mm3/d (+2.6%)
Normalized imports and maintained market share:
Gasoline 54.6% and diesel 57.9% (September 2013)
EBITDA reached ARS 7.7 bn (+72.8%)
Operating cash flow topped 9.4bn (+168%)
Full recovery from La Plata Refinery incident
Crude processed 292 Kbbl/d (only -4.6%)
Operating Income was ARS 3.4 bn (+104%)
Net Income was ARS 1.4 bn (+87%)
Total Capex was ARS 8 bn (+94.4%)
Q3 2013 Results Highlights
Signed shale gas development agreement with Dow in Vaca Muerta

5
In million of ARS
Q3 2013 Operating Income
1,688
3,444
6,866
21
-1,808
-1,663
-801
-756
-103
Q3 2012 Revenues Others Other costs of
sales
Purchases DD&A SG&A Exploration
expenses
Q3 2013
Both Upstream and Downstream volume increases and higher prices drove an Operating
Income increase of 104%.

6
Q3 2013 Operating Income
In million of ARS
1,688
3,444
1,198
561
-
3
Q3 2012 Upstream Downstream Others Q3 2013
Solid Upstream performance and Downstream pricing discipline were key to this quarter’s results increase.

7
Q3 2013 Upstream Results
In million of ARS
937
2,135
3,302
147
-951
-762
-304
-234
Q3 2012 Revenues Afiliates Production
costs
DD&A Royalties Others Q3 2013
Operating income increased 127.8% as higher revenues due to production and price increases offset increased production costs and depreciations.

8
Crude oil production (kbbl/d)
Natural gas production (Mm
3
/d)
Q3 2013 Upstream Results –
Production
(1)
(1) Production includes, as from August 1, 2013, a 27% stake with Ramos Joint Venture for exploration and production of hydrocarbon, currently part of YPF Energía Eléctrica.
In Q3 2013 it includes 0.19 Kbbld of crude oil, 0.31 Kbbld of LNG, 0.43 Mm3d of gas and a total of 3.2 Kboed.
Total production (kboe/d)
+2.5%
+2.6%
+1.7%
229.3
235.1
Q3 2012 Q3 2013
488.1
496.5
Q3 2012 Q3 2013
34.7
35.6
Q3 2012 Q3 2013
Reversed production decline.
Both crude oil and natural gas production grew over 2% against Q3 2012.

Crude oil production (kbbl/d)
(1)
Natural gas production (Mm
3
/d)
(1)
Q3 2013 Upstream Results –
Activity & Production
+4.7%
+3.4%
+152%
Drilling rigs
(2)
Workover rigs
(2)
+73%
(1) YPF net production from operated fields (2) End of period active rigs
As activity increases, production from operated fields grew more than 3% q.o.q.
195.4
202.0
Q3 2012 Q3 2013
24.1
25.2
Q3 2012 Q3 2013
49
62
69
70
73
82
85
Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 Q3 13
25
36
42
46
52
58
63
Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 Q3 13

Q3 2013 Downstream Results
A better than expected recovery from the La Plata refinery incident, higher prices and normalized imports boosted operating income by 57.7%.
In million of ARS
973
1,534
4,825
137
-3,401
-509
-484
-7
Q3 2012 Revenues Affiliates Purchases SG&A Production
costs
DD&A Q3 2013

-4.6%
Crude processed (kbbl/d) Domestic sales of refined products (Km
3
)
-0.6%
Q3 2013 Downstream Results -
Sales
+6.8%
-1.2%
Maintained local market share even with lower crude processed
4,215
4,188
Q3 2012 Q3 2013
Others
LPG
Fuel Oil
JP1
Gasoline
Diesel
306
292
Q3 2012 Q3 2013

12
Q3 2013 Capex
(1)
(1) Economic capex figures as expressed in Note 2.g of Q3 2013 YPF financial statements. Purchase of Metrogas fixed assets (ARS 3,137 million) and YPF Energía Eléctrica (ARS 1,878 million) not included.
+94.4%
Downstream
Upstream
Progress of the new coke unit
at the La Plata refinery and start
up of  the Continuous Catalytic
Reformer at our chemical
complex in Ensenada.
Neuquina basin: Loma La Lata,
Loma Campana, Chihuido Sierra
Negra and Catriel
Golfo San Jorge basin:
Manantiales Behr, El Trebol
and Los Perales
8,028
4,129
Q3  2012 Q3  2013
Downstream
Upstream

Others

Agenda Q3 2013 Results 1 Financial Situation 2 Summary 3 13

In million of ARS
(1) Includes initial disbursement from Chevron of 1,689 MARS (300 MUSD) / (2)
(3) Includes effect of changes in exchange rates
(3)
Q3 2013 Financial Situation
• Average life of debt of 3.6 years
• Peso denominated debt component 49.5%
• Average interest rates of 5.4% in USD
and 19.9% in ARS
(1)
(2)
5,140
6,903
9,356
-7,477
-116
Cash at the
beginning of Q3
2013
Cashflow from
operations
Capex
Cash at the end
of Q3 2013
Notes Amount Interest Rate Maturity
Series XXI
(Q3 2013)
ARS 100M 19% 12 months
Series XXII
(Q3 2013)
USD 91,5M 3.5% 84 months
Series XXIV
(Q4 2013)
USD 150M 7.5% + Libor 58 months
Series XXV
(Q4 2013)
ARS 300M 3.24% 18 months
• Average life of debt of 3.6 years
• Peso denominated debt component 49.5%
• Average interest rates of 5.4% in USD
and 19.9% in ARS
• Issued ARS 8.3bn YTD, totaling ARS 17.7bn since Q2 2012; 1 st
international bond issuance
• Increased cash position to ARS 6.9 bn
• Paid dividend of 0.83 ARS/share
• Unlevered balance sheet (Net Debt / EBITDA LTM of 0.83x)

Net financing
Effective spendings in fixed assets acquisitions during the quarter /

Dow agreement: description of project
El Orejano
(1) If Dow exercises the conversion option
(2) 45 Km²
/ 12.075 Km²
0.37% of total YPF’s VM  acreage (2)
First shale gas development
in Argentina
50/50 Partnership
(1)
Initial investment of USD 188M
• Dow: USD 120M
• YPF: USD 68M
Operator YPF
16 wells to be drilled
(45 km
2
–
11,090 acres)

Agenda Q3 2013 Results 1 Financial Situation 2 Summary 3 16

Summary
Increased oil and natural gas production
Full recovery from the La Plata Refinery incident
Solid demand; volume and price increases
Natural gas focus paying off with higher well head prices
Strong operating cash flow
Agreement with Dow to develop Vaca Muerta

3 rd Quarter 2013 Earnings Webcast Questions and Answers

3 rd Quarter 2013 Earnings Webcast November 6, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 6, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer

3